

Independent Accountant's Review Report

To: Whom it may concern

I have reviewed the accompanying financial statements of Nepal Tea, LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I (we) do not express such an opinion.

Management's Responsibility for the Financial Statements

Management (Owners) is (are) responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely yours,

Yamian Triay, CPA #AC47526

Triay Accounting Services
Miami, Florida / July 12th 2022

Nepal Tea LLC		
Profit and Loss Statement		
Date Range:	**2021/01/01 to 2021/12/31**	**2020/01/01 to 2020/12/31**
Income		
Cashbacks/Rebates/Commissions Earned	$3,178.81	$6.89
Sales	$248,537.15	$149,399.86
Total Income	**$251,715.96**	**$149,406.75**
Cost of Goods Sold		
Cost of Goods Sold	$101,048.03	$60,313.11
Freight and Shipping Inward	$27,721.34	$23,375.44
Total Cost of Goods Sold	**$128,769.37**	**$83,688.55**
Gross Profit	**$122,946.59**	**$65,718.20**
Operating Expenses		
Advertising & Promotion	$52,888.45	$14,907.39
Bank Service Charges and Fees	$1,808.90	$1,647.67
Dues and Subscriptions	$401.84	$337.70
Computer – Internet	$854.88	$454.93
Charitable Contributions	$1,921.00	$0.00
Insurance	$7,195.00	$946.68
Meals and Entertainment	$458.35	$2,598.41
Merchant Account Fees	$479.88	$1.06
Miscellaneous	$2,272.73	$354.24
Office Supplies & Software	$9,590.69	$4,951.84
Legal and Professional Services	$1,549.78	$6,539.39
Contractors	$26,765.53	$0.00
Rent & Utilities	$14,831.80	$9,930.03
Guaranteed Payments	$17,600.00	$18,600.00
Taxes and Licenses	$2,193.19	$450.00

Travel Expense	$4,238.31	$2,120.65
Vehicle – Fuel	$43.05	$25.60
Total Operating Expenses	**$145,093.38**	**$63,865.59**
Net Income	**-$22,146.79**	**$1,852.61**

Nepal Tea LLC		
Balance Sheet		
	As of 2021-12-31	As of 2020-12-31
Assets		
Cash and Bank		
Cash on Hand	$0.00	$96.81
Bank of America Business Fundamentals Checking	$16,689.88	$11,736.35
Wells Fargo Initiate Business Checking	$20,025.00	$0.00
Paypal	$20,234.06	$5,301.66
Total Cash and Bank	**$56,948.94**	**$17,134.82**
Other Current Assets		
Accounts Receivable	$75,925.45	$35,247.00
Ending Inventory	$24,013.79	$22,725.42
Amazon/Shopify Payments/Other Assets	$4,539.19	$5,469.17
Pre-paid Expenses	$711.53	$0.00
Total Other Current Assets	**$105,189.96**	**$63,441.59**
Long-term Assets		
Furniture	$0.00	$0.00
Total Long-term Assets	$0.00	$0.00
Total Assets	**$162,138.90**	**$80,576.41**
Liabilities		
Current Liabilities		
Accounts Payable	$39,045.76	$41,324.59
Capital One Spark Business	$5,024.52	$11,518.60
CREDIT CARD (9820)	$3,916.06	$1,599.48

Credit Card (3146)	$10,194.64	$0.00
Short Term Loan	$10,000.00	$0.00
Total Current Liabilities	**$68,180.98**	**$54,442.67**
Long-term Liabilities		
Total Long-term Liabilities	$90,762.00	$23,062.00
Total Liabilities	**$158,942.98**	**$77,504.67**
<u>**Equity**</u>		
Retained Earnings	$6,533.71	$1,219.13
Net Income	-$22,146.79	$1,852.61
Total Retained Earnings	-$15,613.08	$3,071.74
2020 Partner Contribution	$18,809.00	
Total Equity	**$3,195.92**	**$3,071.74**
Total Liabilities + Equity	**$162,138.90**	**$80,576.41**

Nepal Tea LLC		
Statement of Cash Flows		
	01/01/2021 - 12/31/2021	**01/01/2020 - 12/31/2020**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (22,146.79)	$ 1,852.61
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Changes in operating assets and liabilities		
(Increase)/Decrease in:		
Accounts Receivable	$ (40,678.45)	$ (35,247.00)
Prepaid & other current assets	$ (3,595.34)	$ (19,653.26)
(Decrease)/Increase in:		
Accounts Payable	$ 42.90	$ 41,324.59
Accrued Liabilities	$ 19,779.61	$ 13,118.08
Net cash (used) in Operating Activities	**$ (46,598.07)**	**$ 1,395.02**

CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash (used) in Investing Activities	**$ -**	**$ -**
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance (Repayment) of Long-Term Liabilities	$ 67,700.00	$ 23,062.00
Partner Contributions	$ 18,809.00	
Owner's Distribution	$ -	$ (18,600.00)
Net cash provided by Financing Activities	**$ 86,509.00**	**$ 4,462.00**
Net Increase (Decrease) in Cash	**$ 39,910.93**	**$ 5,857.02**
Adjustment to True Up Cash Flow	$ (96.81)	$ (129.20)
Cash and cash equivalents at beginning of year	$ 17,134.82	$ 11,407.00
Cash and cash equivalents at end of year	$ 56,948.94	$ 17,134.82

Nepal Tea LLC			
Statement of Member's Equity			
For the year ended December 31, 2021			
	% of share	Capital	Total Capital
2020 Partner's Capital			6,533.71
Net income			-22,146.79
Nishchal	84.00%		
Additional Capital Contribution		8,066.00	8,066.00
Nabin	12.00%		
Additional Capital Contribution		8,057.00	8,057.00
Pramila	4.00%		
Additional Capital Contribution		2,686.00	2,686.00
2021 Partner's Contribution			18,809.00
Total	**100.00%**		**3,195.92**

Nepal Tea LLC			
Statement of Member's Equity			
For the year ended December 31, 2020			
	% of share	Capital	Total Capital
2019 Partner's Capital			1,219.13
Net income			1,852.61
Nishchal*	84.00%	1,024.07	1,024.07
Additional Capital Contribution		0.00	0.00
Nabin	12.00%	146.30	146.30
Additional Capital Contribution		0.00	0.00
Pramila	4.00%	48.77	48.77
Additional Capital Contribution		0.00	0.00
2020 Partner's Contribution			0.00
Total	**100.00%**		**3,071.74**

Balance Sheet Notes:
1. Accounts Receivables: Most revenue is collected immediately with a few wholesale customers on terms. The AR balance reflects the existing wholesale customer balance at the end of 2021. There is minimal concern about its collectability.
2. A full inventory was completed at year-end 2021 and entered with adjustments, as needed.
3. Fixed Assets are accounted for at true purchase value and are depreciated on the tax return.
4. An SBA EIDL Loan was taken in 2020 for $23,062 and an additional amount was taken in August 2021 of $67,700 to bring the total loan amount to $90,762. This loan is to be repaid over 30 years at 3.75% interest. Repayments have not yet started.
5. Partner Contributions in 2021 totaled $18,809.
6. Nepal Tea took a short-term loan from Prajjowl Gautam in 2021 for $10,000. It is an open loan with no interest and can be repaid at any time.
7. Open Balance Equity balance in 2021 is simply an offset account for getting the 2021 books set up.

2020 vs 2021 Comparative Analysis:
Profit and Loss:
1. Revenue increased by $100K in 2021.
2. Overall COGS increased by $54K but remained at +/- 50% of revenue.
3. Advertising costs increased significantly in 2021, primarily due to bringing on two different agencies to focus on increasing revenue.
4. Guaranteed payments to members were comparable over the two years, while contract expense of $27K was incurred in 2021 with none in 2020.
5. Profession fees decreased from $6500 to $1500 and rent increased by 50% to $14,800 and insurance increased significantly to $7K from $1K.
6. All other operating expenses were fairly in line year over year.

Results: Total Revenue was up $100K, with COGS maintaining an average of 50% year over year, and overall expenses increasing in 2021 to $145,093.38 from $63,865.59, resulting in a Net Loss of $22,146.79 compared to a Net Income in 20202 of $1,852.61.

Balance Sheet:
1. Cash on hand increased by approx. $40K in 2021, while A/R increased by $40.6K.
2. Inventory and Other Assets had insignificant changes, resulting in Total Assets increasing by $81.5K higher in 2021.
3. Accounts Payable balances decreased by $2.2K in 2021.
4. Credit Card balances increased by $6K, and short- and long-term liabilities increased by just under $100K. (See above Balance Sheet notes)
5. Partner contributions increased by $18.8K.
6. Total Liabilities and Equity for 2021 were $162,138.90, compared to $80,576.41 in 2020.

Results: Overall assets did not change much, with cash coming in from AR and sitting in the bank. Liability totals did not change, but debt increased to pay off other liabilities. Primarily a shift from short-term debt to long-term debt.

Cash Flow:
Financing activities provided a net change in cash of $86.5K, while Operating Activities reduced cash by $46.5K, resulting in a Net increase in cash at the end of the year of $39.8K.

1) Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statements only include information from January 1, 2020, through December 31, 2021.

Nepal Tea Collective Public Benefit Corporation was incorporated in the State of Delaware on January 1, 2022. The company was originally incorporated in New Jersey as a Limited Liability Company under the name "Nepal Tea LLC" on March 11, 2016.

Nepal Tea Collective is a public benefit corporation on a mission to lift one million farmers out of poverty by selling their freshest, delicious organic teas directly to consumers around the world while making the tea supply chain more transparent, traceable, and impactful. The company imports teas from Nepal and distributes them through various channels including but not limited to wholesales, retail, and e-commerce.

Fiscal Year

The company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of Nepal Tea LLC (currently known as Nepal Tea Collective as of January 1st, 2022). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States

("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities at fiscal year-end. Actual

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience, and knowledge of specific customers. As of December 31, 2021, the Company has recorded $0 as an allowance for doubtful accounts.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on   a first-in, first-out basis) or market. On December 31, 2021, the balance of inventory related to finished goods was $20,014.

Intangible Assets

The Company has not recorded intangible assets.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Concentrations of Credit Risk

From time to time, cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. The Company has recorded $251,605 in revenue from January 1, 2021 to December 31, 2021.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company.

1) Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

2) Property and Equipment
The company does not have significant property and equipment that are considered long-term assets.

3) Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is One Thousand (1,000), consisting of One Thousand shares (1,000) of Common Stock, $0.01 par value per share.

Nepal Tea LLC was converted from a New Jersey limited liability company into a Delaware public benefit corporation on Jan 1st, 2022 and, in connection therewith, the members of Nepal Tea LLC agreed to convert their membership interests in Nepal Tea LLC into equity interests of the Company in the same proportion as their ownership in Nepal Tea LLC; and holders have exchanged the Membership Interests and to receive 1,000 shares of Company's Common Stock, par value $0.01 per share (the "Common Stock")

4) Subsequent Events

Management considered events subsequent to the end of the period but before March 15, 2022, the date that the financial statements were available to be issued.

Nepal Tea LLC was converted from a New Jersey limited liability company into a Delaware public benefit corporation on Jan 1st, 2022, and, in connection therewith, the members of Nepal Tea LLC agreed to convert their membership interests in Nepal Tea LLC into equity interests of the Company in the same proportion as their ownership in Nepal Tea LLC; and holders have exchanged the Membership Interests and to receive 1,000 shares of Company's Common Stock, par value $0.01 per share (the "Common Stock")